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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                             PEN INTERCONNECT, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.002 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   706583-10-1
                          ----------------------------
                                 (CUSIP Number)


                                 March 15, 1999
         ---------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)

     [X]  Rule 13d-1(c)

     [ ]  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

---------------------                                          -----------------
CUSIP NO. 706583-10-1                     13G                  PAGE 2 OF 7 PAGES
---------------------                                          -----------------

-------------------------------------------------------------------------------
  (1)     NAMES OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

          LIVIAKIS FINANCIAL COMMUNICATIONS, INC   68-0311399
-------------------------------------------------------------------------------
  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ ]
          (SEE INSTRUCTIONS)                                            (b)  [ ]

-------------------------------------------------------------------------------
  (3)     SEC USE ONLY
-------------------------------------------------------------------------------
  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

          CALIFORNIA
-------------------------------------------------------------------------------
                       (5)     SOLE VOTING POWER

                               281,250
  NUMBER OF            --------------------------------------------------------
   SHARES              (6)     SHARED VOTING POWER
 BENEFICIALLY
  OWNED BY                     -0-
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH
                               281,250
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER

                               -0-
-------------------------------------------------------------------------------
  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          281,250
-------------------------------------------------------------------------------
 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES (SEE INSTRUCTIONS)                                         [ ]

-------------------------------------------------------------------------------
 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          4.6%
-------------------------------------------------------------------------------
 (12)     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          CO
-------------------------------------------------------------------------------

---------------------                                          -----------------
CUSIP NO. 706583-10-1                     13G                  PAGE 3 OF 7 PAGES
---------------------                                          -----------------

-------------------------------------------------------------------------------
  (1)     NAMES OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

          ROBERT B. PRAG
-------------------------------------------------------------------------------
  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ ]
          (SEE INSTRUCTIONS)                                            (b)  [ ]

-------------------------------------------------------------------------------
  (3)     SEC USE ONLY

-------------------------------------------------------------------------------
  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
-------------------------------------------------------------------------------
                       (5)     SOLE VOTING POWER

                               93,750
  NUMBER OF            --------------------------------------------------------
   SHARES              (6)     SHARED VOTING POWER
 BENEFICIALLY
  OWNED BY                     -0-
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH
                               93,750
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER

                               -0-
-------------------------------------------------------------------------------
  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          93,750
-------------------------------------------------------------------------------
 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES (SEE INSTRUCTIONS)                                          [ ]

-------------------------------------------------------------------------------
 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          1.5%
-------------------------------------------------------------------------------
 (12)     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN
-------------------------------------------------------------------------------

ITEM 1(a).  NAME OF ISSUER:

         Pen Interconnect, Inc., a Utah corporation

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         1601 Alton Parkway
         Irvine, California 92606

ITEM 2(a).  NAME(S) OF PERSON(S) FILING:

         Liviakis Financial Communications, Inc. ("LFC")

         Robert B. Prag ("RBP")

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

         LFC:  2420 "K" Street, Suite 220, Sacramento, California 95816

         RBP: 2455 El Amigo Road, Del Mar, California 92014

ITEM 2(c).  CITIZENSHIP:

         LFC is a California corporation.

         RBP is a citizen of the United States of America.

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

         Common Stock, par value $.01 per share

ITEM 2(e).  CUSIP NUMBER:

         706583-10-1

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

        If this statement is filed pursuant to Rule 13d-1(c), check this box [X]

ITEM 4.  OWNERSHIP.

         (a)      Amount beneficially owned:

                  LFC:     281,250 shares

                  RBP:      93,750 shares

                  RBP disclaims beneficial ownership of the shares beneficially owned by LFC, and LFC disclaims beneficial ownership of the shares beneficially owned by RBP.

         (b)      Percent of class:

                  LFC:     4.6%
                  RBP:     1.5%

                  In each case, the percent of class is calculated based upon the 6,069,160 shares of Common Stock reported by the Issuer in its Quarterly Report on Form 10-QSB for the quarter ended December 31, 1998 as outstanding on February 10, 1999.

         (c)      Number of shares as to which such person has:

                  (i)   Sole power to vote or direct the vote:

                           LFC:     281,250 shares
                           RBP:      93,750 shares

                  (ii) Shared power to vote or direct the vote:

                           LFC:     --
                           RBP:     --

                  (iii) Sole power to dispose or to direct the disposition of:

                           LFC:     281,250 shares
                           RBP:      93,750 shares

                  (iv) Shared power to dispose or direct the disposition of:

                           LFC:     --
                           RBP:     --

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [X]

         On March 15, 1999, RBP, who had been an executive officer and director of LFC, resigned those positions. While an officer and director of LFC, RBP had filed jointly with LFC a statement on Schedule 13G with respect to the Issuer's Common Stock. Any group status that may have existed between LFC and RBP with respect to the Issuer's Common Stock terminated upon RBP's resignation as an officer and director of LFC.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         The group consisting of LFC and RBP dissolved on March 15, 1999. All further filings by LFC and RBP, respectively, with regard to the Issuer's Common Stock will be filed by them, if required, in their individual capacities.

ITEM 10.  CERTIFICATIONS.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  April 22, 1999
                                        -------------------------------
                                                      Date

                                        LIVIAKIS FINANCIAL COMMUNICATIONS, INC.

                                        By: /s/John M. Liviakis
                                            ---------------------------
                                            John M. Liviakis, President

                                            /s/Robert B. Prag
                                        -------------------------------
                                            Robert B. Prag